TYPE:  425
SEQUENCE:  1
DESCRIPTION:  FILING OF COMMUNICATION


                                        Filed by General Motors Corporation (GM)
                                    Subject Company - General Motors Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and Deemed Filed Pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                                 Commission File No.:  001-00143



         GENERAL MOTORS AND HUGHES IN DISCUSSIONS WITH NEWS CORPORATION

   DETROIT -- General Motors Corp. (NYSE: GM, GMH) and its subsidiary, Hughes Electronics Corp., stated today that after review by the Board of Hughes and as part of their evaluation of strategic restructuring alternatives, the GM Board of Directors has authorized proceeding with further discussions with The News Corporation Limited and Sky Global Networks, Inc., a subsidiary of News Corporation, regarding a proposal to combine Hughes with Sky Global.

   There can be no assurance that the parties will reach an agreement regarding such a transaction, or, that if an agreement is reached, any conditions to the transaction would be satisfied or that a transaction would be consummated.

   Any transaction involving the combination of Hughes and Sky Global would be subject to a number of conditions, including the approval of the boards of directors of General Motors, Hughes, News Corporation, and Sky Global, the preparation, negotiation and execution of definitive agreements, the approval of the holders of GM's $1-2/3 par value and Class H common stocks, and certain regulatory requirements.

STATEMENT REGARDING ADDITIONAL INFORMATION THAT MAY BECOME AVAILABLE
   If a transaction is to be proposed to GM stockholders, GM would file with the Securities and Exchange Commission and distribute to its stockholders a Registration Statement on Form S-4, including a prospectus and proxy/consent solicitation statement, in connection with any transaction that may result from these discussions. Holders of GM $1-2/3 and GM Class H common stocks would be urged to read these and any other related documents the corporation may issue. If and when these documents are filed, they can be obtained for free at the SEC's website, www.sec.gov. Additional information on how to obtain these documents from General Motors would be made available to stockholders if and when a transaction is to occur. Such documents are not currently available.

   This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
   General Motors, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with any transaction that might be proposed to GM stockholders. Information about the directors and executive officers of GM and their ownership of GM stock is set forth in the proxy statement for GM's 2001 annual meeting of shareholders. Investors may obtain additional information regarding the interests of such participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

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